1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2006.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date February 7, 2006	By	/s/ Chen Guangshui
Chen Guangshui, Director and Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT ON THE RESOLUTIONS PASSED

AT THE 3RD MEETING OF THE THIRD SESSION OF

THE SUPERVISORY COMMITTEE

The 3rd meeting of the third session of the Supervisory Committee of the Company was held on 6 February 2006 at the Company’s headquarters. The resolutions passed by the Supervisory Committee are set out in this announcement.

This announcement is made pursuant to the disclosure requirement under rule 13.09(2) (overseas regulatory announcement) of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited.

The 3rd meeting of the third session of the Supervisory Committee of Yanzhou Coal Mining Company Limited (the “Company”) was held on 6 February 2006 at the Company’s headquarters at 298 South Fushan Road, Zoucheng City, Shandong Province. Five supervisors had been notified for the meeting and all of them were present, complying with the requirements of PRC laws and regulations including PRC Company Law and the Company’s articles of association. Both the calling of the meeting and the resolutions passed are lawful and valid.

After discussions and considerations, the supervisors unanimously resolved to pass the following resolutions:–

1.	Approved “The proposed resolution to amend “The Procedural Rules of the Supervisory Committee of the Company””

The proposed resolution was: in respect of rule 20 of “The Procedural Rules of the Supervisory Committee of the Company”:

“The Supervisory Committee shall in each year hold at least two meetings and convene an extraordinary meeting in a timely manner when it is necessary. Written notice of the meeting shall be given to all supervisors at least ten days before the meeting. In the event that the meeting of the Supervisory Committee cannot be held as scheduled, an announcement should be made to provide the reasons therefor.”

it is amended to:

“The Supervisory Committee shall in each year hold at least two meetings and convene an extraordinary meeting in a timely manner when it is necessary. Written notice of the meeting shall be given to all supervisors at least five days before the general meeting and at least two days before the extraordinary meeting. In the event that the meeting of the Supervisory Committee cannot be held as scheduled, an announcement should be made to provide the reasons therefor.”

2.

Approved the submission of “The proposed resolution to amend “The Procedural Rules of the Supervisory Committee of the Company”” to the first 2006 extraordinary general meeting for the shareholders’ approval.

This announcement is made pursuant to the disclosure requirement under 13.09(2) (overseas regulatory announcement) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Chen Guangshui and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

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By order of the Board of Directors of Yanzhou Coal Mining Company Limited Wang Xin Chairman of the Board

Zoucheng, Shandong Province, PRC, 6 February 2006

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Director and Company Secretary; (86) 537 538 3310

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